Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Board of Directors and
Shareholders of Mestek, Inc.

        We consent to incorporation by reference in the registration statements (File Numbers 333-06429, effective July 9, 1996 and 333-82067, effective July 1, 1999) on Form S-8 of Mestek, Inc. our reports dated March 30, 2004, relating to the consolidated balance sheet of Mestek, Inc. and subsidiaries as of December 31, 2003 and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), cash flows and supplemental schedule for each of the years in the two-year period ended December 31, 2003 which report appears in the December 31, 2004 annual report on Form 10-K of Mestek, Inc.

/s/ Grant Thornton LLP

Boston, Massachusetts
March 29, 2005